SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 6

TiGenix

(Name of Subject Company)

TiGenix

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing 20 Shares

(Title of Class of Securities)

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

(CUSIP Number of Class of Securities)

An Moonen

General Counsel

Romeinse straat 12, box 2

3001 Leuven, Belgium

+32 16 39 7937

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michael J. Willisch Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid, Spain +34-91-768-9610

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 30, 2018 (together with the Exhibits and the Annex thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by TiGenix, a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law (the “Company” or “TiGenix”). The Schedule 14D-9 relates to a tender offer by Takeda Pharmaceutical Company Limited, a company incorporated under the laws of Japan (the “Offeror” or “Takeda”), to purchase (i) up to 100% of the issued and outstanding ordinary shares with no nominal value of the Company (collectively the “Shares” and each a “Share”) that are held by “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the United States Securities Exchange Act of 1934, as amended), that are not yet owned by the Offeror and its affiliates, and (ii) up to 100% of the outstanding American Depositary Shares of the Company, issued by Deutsche Bank Trust Company Americas acting as depositary, each representing 20 Shares (collectively the “ADSs” and each an “ADS”) from all holders, wherever located, that are not yet owned by the Offeror and its affiliates, for €1.78 per Share, and €35.60 per ADS, payable in the equivalent amount of U.S. dollars for each outstanding ADS determined in the manner described in “Section 2. Acceptance for Payment and Payment for Ordinary Shares and ADSs” of the U.S. Offer to Purchase (as defined below), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated April 30, 2018 (as amended or supplemented from time to time, the “U.S. Offer to Purchase”), and in the related Share Acceptance Letter, the ADS Letter of Transmittal and the Share Withdrawal Letter, as applicable, contained in the Tender Offer Statement on Schedule TO, dated April 30, 2018 and filed by the Offeror with the SEC on April 30, 2018, as amended or supplemented from time to time.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information.

The disclosure in “Item 8. Additional Information.” of the Schedule 14D-9 is hereby amended and supplemented by adding the following disclosure at the end of such Item:

“(g) Changes in the Board of Directors and Management of the Company.

On June 13, 2018, the Company announced that Eduardo Bravo would no longer be a member of the Board of Directors and the Chief Executive Officer of the Company, and resign from all his positions with the Company, effective June 15, 2018. In connection with his departure, Eduardo Bravo is receiving the separation payments under his services agreement with TiGenix SAU set forth in “Item 3. Past Contracts, Transactions, Negotiations and Agreements.—(b) Arrangements with Executive Officers and Directors of the Company.—Company Executive Officer Termination Payments” of this Statement. Concurrently, the Company announced that effective June 15, 2018, Eduardo Bravo will be succeeded as a member of the Board of Directors by Sebastian Wehle, whose appointment will be subject to confirmation by the next shareholders’ meeting of the Company. Sebastian Wehle will also be in charge of the daily management of the Company together with Claudia D’Augusta (Chief Financial Officer of the Company).”

Item 9. Exhibits

The following exhibit is hereby added to the list of exhibits, immediately following Exhibit No. (a)(1)(AG) “Notice publishing the results of the Initial Acceptance Period and the commencement of the Second Acceptance Period, as published in the New York Times, dated June 6, 2018 (incorporated by reference to Exhibit (a)(1)(xxiv) of the Schedule TO filed by the Offeror on June 6, 2018).”:

Exhibit No.	Description

(a)(1)(AH)	Press Release issued by the Company on June 13, 2018 (incorporated by reference to the current report under cover of the Form 6-K filed by the Company on June 13, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

TIGENIX

By:	/s/ Eduardo Bravo
	Name:	Eduardo Bravo
	Title:	Chief Executive Officer

Dated:    June 13, 2018